Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Hanmi Financial Corporation:

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 to the registration statement on Form S-3 to Form S-4 of Hanmi Financial Corporation of our report dated January 25, 2004, with respect to the consolidated balance sheets of Hanmi Financial Corporation and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Hanmi Financial Corporation. We also consent to the reference to us under the heading “Experts” in such registration statement.

KPMG LLP
Los Angeles, California
July 29, 2004